UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Actel Corporation

(Name of issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of class of securities)

004934105

(CUSIP number)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

October 2, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004934105
1.	Name of reporting person Microsemi Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,748,434(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,748,434(1)
11.	Aggregate amount beneficially owned by each reporting person 2,748,434
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.6%(2)
14.	Type of reporting person CO

(1)	Beneficial ownership of the common stock of Actel Corporation (“Issuer”) referred to herein is being reported hereunder solely because Microsemi Corporation (“Microsemi”) and Artful Acquisition Corp. (“Purchaser”) may be deemed to have beneficial ownership as a result of the Tender and Support Agreement (described further in Items 3 and 4 of this Schedule 13D) by and among Microsemi, Purchaser and certain shareholders of Issuer and the irrevocable proxies associated therewith, of 2,748,434 shares of Issuer common stock. The filing of this Schedule 13D shall not be construed as an admission that either Microsemi or Purchaser is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.
(2)	Based on 25,916,764 shares of common stock outstanding as of September 30, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

13D

CUSIP No. 004934105
1.	Name of reporting person Artful Acquisition Corp.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,748,434(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,748,434(1)
11.	Aggregate amount beneficially owned by each reporting person 2,748,434
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.6%(2)
14.	Type of reporting person CO

(1)	Beneficial ownership of the common stock of Actel Corporation (“Issuer”) referred to herein is being reported hereunder solely because Microsemi Corporation (“Microsemi”) and Artful Acquisition Corp. (“Purchaser”) may be deemed to have beneficial ownership as a result of the Tender and Support Agreement (described further in Items 3 and 4 of this Schedule 13D) by and among Microsemi, Purchaser and certain shareholders of Issuer and the irrevocable proxies associated therewith, of 2,748,434 shares of Issuer common stock. The filing of this Schedule 13D shall not be construed as an admission that either Microsemi or Purchaser is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.
(2)	Based on 25,916,764 shares of common stock outstanding as of September 30, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, of Actel Corporation, a California corporation (“Issuer”), together with the associated preferred stock purchase rights issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003, between Issuer and Wells Fargo Bank, N.A., as amended (which rights together with the shares of common stock are hereinafter collectively referred to as “Shares”). The principal executive office of Issuer is located at 2061 Stierlin Court, Mountain View, California 94043.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Microsemi Corporation, a Delaware corporation (“Microsemi”), and Artful Acquisition Corp., a California corporation and wholly owned subsidiary of Microsemi (“Purchaser,” and together with Microsemi, the “Reporting Persons”). The address of the principal business and the principal office of the Reporting Persons is 2381 Morse Avenue, Irvine, California 92614. Microsemi is a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. Purchaser was formed for the sole purpose of merging with and into Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Microsemi and Purchaser is set forth on Schedule A. During the last five years, neither Microsemi, Purchaser nor, to the knowledge of Microsemi or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

Merger Agreement

On October 2, 2010, Issuer, Microsemi and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares, or such reduced amount of Shares as provided in the Merger Agreement, at a purchase price of $20.88 per Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes (the “Offer Price”), subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Issuer (the “Merger”), and Issuer will survive the Merger as a wholly owned subsidiary of Microsemi (the “Surviving Corporation”).

In the Merger Agreement, Issuer has granted to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Share equal to the Offer Price, that number of newly issued Shares equal to the lowest number of Shares, that when added to the number of Shares collectively owned by Microsemi or Purchaser at the time of such exercise, constitutes one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of such Shares. The maximum number of Shares issuable pursuant to the Top-Up Option is equal to the maximum number of Shares authorized and unissued or held in the treasury of Issuer. The Reporting Persons disclaim beneficial ownership of these Shares.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Microsemi’s willingness to enter into the Merger Agreement, Microsemi and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) dated as of the date of the Merger Agreement with the directors, executive officers and certain beneficial owners of 2,748,434 Shares (each a “Shareholder”). The purpose of the Tender and Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. None of the Shareholders were paid any additional consideration in connection with entering into the Tender and Support Agreement.

Pursuant to the Tender and Support Agreement, each of the Shareholders, among other things, (i) agreed to tender all of their Shares, including any additional Shares acquired prior to the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, in the Offer as promptly as practicable after receipt of the Letter of Transmittal and all other documents required to be delivered pursuant to the terms of the Offer (and in any event on or before the 10th business day prior to the expiration date of the Offer, or if any such Share is acquired after the commencement of the Offer, on or before the 5th business day after such acquisition or the 10th business day prior to the expiration date of the Offer, but in any event prior to such expiration date), and not to withdraw such Shares from the Offer unless the Tender and Support Agreement is terminated; provided, however, that, if so instructed in writing by Microsemi, each Shareholder has agreed not to tender up to 25% of such Shareholder’s Shares or to withdraw previously tendered Shares such that the Shareholder remains the owner of up to 25% of such Shareholder’s Shares; (ii) agreed to vote (a) in favor of the approval of the principal terms of the Merger, if applicable, (b) against (I) any agreement or arrangement related to any Acquisition Proposal (as defined in the Merger Agreement), or (II) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Issuer or any of its subsidiaries, or (III) any other proposal or transaction the approval of which is intended or could reasonably be expected to impede, interfere with, prevent, postpone, discourage, frustrate or materially delay the Offer or the Merger and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; (iii) granted an irrevocable proxy appointing each executive officer of Purchaser as such Shareholder’s attorney-in-fact and proxy to vote with respect to the Merger and related matters; and (iv) agreed, subject to certain exceptions, not to (a) transfer their Shares that are subject to the Tender and Support Agreement, (b) enter into any contract with respect to any transfer of such Shares, (c) grant or permit the grant of any proxy, power of attorney or other authorization with respect to such Shares, (d) deposit or permit the deposit of such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or (e) take or agree to take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender or Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of each Shareholder therein untrue or incorrect. Other than with respect to the matters described in, and subject to the limitations set forth in, the Tender and Support Agreement, Microsemi and Purchaser do not have the right to vote or direct the vote of, or to dispose or to direct the disposition of, any of the Shares subject thereto.

The Tender and Support Agreement will terminate automatically, without any notice or other action by any person, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the mutual written consent of the parties thereto, (iv) any material amendment to the Merger Agreement that is adverse to the Shareholders, including any decrease in (except for an adjustment to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Shares pursuant to the terms of the Merger Agreement), or change in form of, the merger consideration, and (v) March 1, 2011.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Support Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, each of which is incorporated by reference in its entirety where such references appear.

Item 4.	Purpose of the Transaction

As described in Item 3 above, this Schedule 13D relates to the Tender and Support Agreement and the Top-Up Option, the purpose of which are to assist Microsemi and Purchaser in consummating the Merger of Issuer and Purchaser pursuant to the Merger Agreement.

Upon completion of the Offer, Purchaser has the right to designate a number of directors on Issuer’s board of directors (and each committee of Issuer’s board of directors and the boards of directors and each board committee of its subsidiaries) that will give Purchaser representation on such boards of directors and committees proportional to the number of Shares purchased by Purchaser as compared to the number of Shares outstanding; provided, however, that in all events the minimum number of the members of the Issuer’s board of directors will be five and Purchaser’s designees will be of such number so as to constitute at least a majority of the members of such board. The Issuer has agreed to either increase the size of its board of directors or take all actions reasonably necessary to seek and accept the resignations of incumbent directors to provide Purchaser with this level of representation, and to cause the designees of Purchaser to be elected.

Upon the consummation of the Merger, (i) the Surviving Corporation will become a wholly owned subsidiary of Microsemi and (ii) each outstanding share of Issuer’s common stock (other than Shares held in the treasury of Seller or owned by Microsemi or any direct or indirect wholly owned subsidiary of Microsemi or Issuer or held by shareholders who properly demand and perfect dissenters’ rights under California law) will be converted into the right to receive the Offer Price. The directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Purchaser immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers and directors of Purchaser were appointed by Microsemi and are identified in Item 2 above.

In addition, upon consummation of the Merger, the articles of incorporation of Issuer will be amended to conform to the articles of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger, until thereafter amended as provided by law and such articles of incorporation, except that such articles of incorporation shall contain such provisions as are necessary to give full effect to the exculpation, indemnification and advancement of expenses provided for in the Merger Agreement and Article I of the articles of incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Actel Corporation.”

Unless otherwise determined by Microsemi prior to the effective time of the Merger, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger, until thereafter amended as provided by law, the articles of incorporation of the Surviving Corporation and such bylaws.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Microsemi intends to continue reviewing Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of Issuer’s potential in conjunction with Microsemi’s existing business. This planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the Tender and Support Agreement, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 2,748,434 Shares, subject to the conditions and limitations of the Tender and Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,748,434 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 10.6% of the issued and outstanding Shares as of September 30, 2010 (as represented by Issuer in the Merger Agreement).

In the event Purchaser exercises the Top-Up Option described in Item 3 above, the Reporting Persons will have sole voting power and sole dispositive power over the Shares issued upon exercise.

The Reporting Persons (i) are not entitled to any rights as a shareholder of Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement, or as to the Shares subject to the Top-Up Option, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of Microsemi, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described above, none of Microsemi, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated October 2, 2010, by and among Microsemi Corporation, Artful Acquisition Corp. and Actel Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

Exhibit 2	Tender and Support Agreement, dated October 2, 2010, by and among Microsemi Corporation, Artful Acquisition Corp. and certain shareholders of Actel Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Microsemi Corporation on October 4, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 8, 2010	MICROSEMI CORPORATION

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

ARTFUL ACQUISITION CORP.

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is 2381 Morse Avenue, Irvine, California 92614. The telephone number of each person is (949) 221-7100. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson	Microsemi Board member since 2000 President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Dennis R. Leibel

Microsemi Board member since 2002

Chairman of the Board since July 2004; A retired financial and legal executive, private investor and consultant; Director of Commerce Energy Group, Inc., an electricity and natural gas marketing company based in Costa Mesa, California, from 2005 to 2008; Director of DPAC Technologies Corp., a device networking company based in Hudson, Ohio, since 2006.

Thomas R. Anderson

Microsemi Board member since 2002

A retired executive and private investor; Former Vice President and Chief Financial Officer of QLogic Corporation, a storage networking technology supplier based in Aliso Viejo, California, from 1993 to 2002.

William E. Bendush

Microsemi Board member since 2003

A retired executive and private investor; Former Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation, an information technology products supplier based in Sunnyvale, California, from 1999 to 2003; Director of Conexant Systems, Inc., a fabless semiconductor company based in Newport Beach, California, since 2008.

William L. Healey

Microsemi Board member since 2003

Consultant and private investor; Former President and Chief Executive Officer of Cal Quality Electronics, Inc., an electronics manufacturer based in Santa Ana, California, from 2002 to 2005; Director of Sypris Solutions, Inc., a provider of technology-based outsourced services and specialty products based in Louisville, Kentucky, since 1997; Director of Pro-Dex, Inc., a motion control and rotary drive systems manufacturer based in Irvine, California, since 2007.

Paul F. Folino

Microsemi Board member since 2004

Executive Chairman of the Board of Emulex Corporation, an information technology products manufacturer based in Irvine, California, since 2006 and a Director of Emulex since 1993; Chairman of the Board of Emulex Corporation from 2002 to 2006; Chief Executive Officer of Emulex Corporation from 1993 to 2006.

Matthew E. Massengill

Microsemi Board member since 2006

Former Chairman of the Board of Western Digital Corporation, a computer storage technology provider based in Lake Forest, California, from 2001 to 2007; Executive Chairman of the Board of Western Digital Corporation from 2005 to 2007; Chief Executive Officer of Western Digital Corporation from 2000 to 2005; President of Western Digital Corporation from 2000 to 2002; Director of Western Digital Corporation since 2000; Director of Conexant Systems, Inc., a fabless semiconductor company based in Newport Beach, California, since 2008; Director of GT Solar International, Inc., a supplier of materials for solar cell and panel manufacturing based in Merrimack, New Hampshire, since 2008.

OFFICERS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson	President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009. Officer of Microsemi since 2000.

John W. Hohener

Executive Vice President since 2010; Chief Financial Officer and Secretary since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006.

Officer of Microsemi since 2006.

Ralph Brandi*	Executive Vice President, Chief Operating Officer since 2002; Vice President-Operations from 2000 to 2002. Officer of Microsemi since 2000.

John M. Holtrust	Senior Vice President of Human Resources since 2005; Vice President of Human Resources from 2000 to 2005. Officer of Microsemi since 2000.

Steven G. Litchfield

Executive Vice President, Chief Strategy Officer since 2009; Executive Vice President-Analog Mixed Signal Group from 2006 to 2009; Vice President-Corporate Marketing & Business Development from 2003 to 2006; Director of Business Development from 2001 to 2003.

Officer of Microsemi since 2003.

Russell R. Garcia

Executive Vice President, Marketing and Sales since 2010; Chief Executive Officer of WiSpry, Inc., a programmable radio frequency semiconductor company, from 2007 to 2010; President and Chief Executive Officer of u-Nav Microelectronics, a global positioning system semiconductor company, from 2001 to 2006.

Officer of Microsemi since 2010.

*	Mr. Brandi is a citizen of Denmark.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The current business address of each person is 2381 Morse Avenue, Irvine, California 92614. The telephone number of each person is (949) 221-7100. Each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson

President and Chief Executive Officer since 2010; President and Chief Executive Officer of Microsemi since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Officer and Director of Purchaser since 2010; Officer of Microsemi since 2000.

John W. Hohener

Chief Financial Officer and Secretary since 2010; Executive Vice President of Microsemi since 2010; Chief Financial Officer and Secretary of Microsemi since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006.

Officer and Director of Purchaser since 2010; Officer of Microsemi since 2006.